Exhibit 99.5

IMPERIAL TOBACCO - BOARD UPDATE

Imperial Tobacco Group PLC today announces a number of Board changes.

With effect from 1 July 2007, Alison Cooper, Regional Director Western Europe, will be appointed to the Board as Corporate Development Director and will assume responsibility for strategic planning and business development.

Alison will also take responsibility for Corporate Affairs after the Board reluctantly accepted the resignation of Frank Rogerson, Corporate Affairs Director, for personal and private reasons.

The Board also announces with effect from 1 July 2007, the appointments of Mark Williamson, Chief Financial Officer of International Power, and Michael Herlihy, former General Counsel of ICI, as independent Non-Executive Directors in order to ensure the continued appropriate balance of the Board.

As previously announced, Vice Chairman Anthony Alexander intends to retire from the Board at the Annual General Meeting in early 2008.

Iain Napier, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome Alison, Mark and Michael to the Board. Alison’s appointment reflects our continued focus on the strategic and profitable development of the business, while Mark and Michael join us with extensive international experience. Their skills and expertise will be valuable additions to the Board.

“It is with great regret that we are today also announcing that Frank has decided to leave the Board and I would like to express my sincere thanks for the outstanding contribution he has made during his 30 years’ service with the Company. Frank has held a number of senior management positions over the years and was appointed to the Board as Corporate Affairs Director in 2003. In this capacity he has worked tirelessly to ensure that these business critical responsibilities are firmly embedded throughout the Imperial Tobacco Group. It has been a pleasure working with Frank and I wish him continued success in the future.”

ENDS

Biographical Details

ALISON COOPER

Alison joined Imperial Tobacco in 1999 and has since held a number of senior roles. She was previously with PricewaterhouseCoopers where she had worked with Imperial Tobacco for several years in a number of areas, including acquisitions. Alison became

Group Financial Controller in 2001 and was responsible for the financial management and control of the Group, including the financial evaluation of acquisitions, corporate planning and development, and investor relations. Following the acquisition of Reemtsma in 2002 Alison took on additional responsibilities for tax planning and in 2003 was appointed Director of Finance and Planning. In 2005 she was appointed Regional Director Western Europe, responsible for all Sales and Marketing activities across the Group’s Rest of Western Europe region. She also retained responsibility for strategic planning and has been a member of the Chief Executive’s Committee since 2003.

MARK WILLIAMSON

Mark joined International Power in 2000 as Group Financial Controller and was appointed to the Board as Chief Financial Officer in 2003. Previously, he was Group Financial Controller and Group Chief Accountant at Simon Group, the engineering and bulk chemicals storage group. Mark has considerable international financial and general management experience.

MICHAEL HERLIHY

Michael was formerly General Counsel and Head of Mergers and Acquisitions for ICI Plc.  He became General Counsel in 1996, was appointed Executive Vice President, Mergers and Acquisitions in 2000 and Company Secretary in 2003.  He had overall responsibility for corporate acquisitions and divestments and has extensive experience of both private and public market transactions.

Enquiries

Alex Parsons, Group Media Relations Manager	+44 (0) 117 933 7241

John Nelson-Smith, Investor Relations Manager	+44 (0) 117 933 7032